                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)


                             THE GORMAN-RUPP COMPANY
                                (Name of Issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)


                                  38 3082 10 4
                                 (CUSIP Number)



Check (X) the following box if a fee is being paid with this statement.

                                Page 1 of 4 Pages

CUSIP NO.  38 3082 10 4                 13G                    PAGE 2 OF 4 PAGES

 1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                           JAMES C. GORMAN


 2)      Check (X) the Appropriate Box if a Member of a Group   (A)
                                                                (B)   X

 3)      SEC Use Only


 4)      Citizenship or Place or Organization

                           UNITED STATES (State of Ohio)


         Number of Shares           5)   Sole Voting Power
         Beneficially Owned                  400,368
         by Each Reporting
         Person With                6)   Shared Voting Power
                                             342,215

                                    7)   Sole Dispositive Power
                                             400,368

                                    8)   Shared Dispositive Power
                                             342,215

 9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           742,583

10)      Check Box (X) if the Aggregate Amount in Row (9) Excludes
            Certain Shares (See Instructions)       X


11)      Percent of Class Represented by Amount in Row 9
                           8.7 %

12)      Type of Reporting Person  (See Instructions)
                           IN

                                Page 2 of 4 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

Item 1 (a)        Name of Issuer:
                           THE GORMAN-RUPP COMPANY

Item 1 (b)        Address of Issuer's Principal Executive Office:
                           305 BOWMAN STREET, MANSFIELD, OHIO  44903

Item 2 (a)        Name of Person Filing:
                           JAMES CARVELL GORMAN

Item 2 (b)        Address or Principal Business Office or, if none, Residence:
                           305 BOWMAN STREET, MANSFIELD, OHIO  44903

Item 2 (c)        Citizenship:
                           UNITED STATES (State of Ohio)

Item 2 (d)        Title of Class of Securities:
                           COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)        CUSIP Number:
                           38 3082 10 4

Item  3.          Status of Person Filing.
                                 Not Applicable.

Item  4.          Ownership.
                  (a)  Amount Beneficially Owned:             742,583

                  (b)  Percent of Class:                      8.7 %

                  (c)  Number of shares as to which such person has:


                          (i)   sole power to vote or to direct the vote        400,368
                          (ii)  shared power to vote or to direct the vote      342,215
                          (iii) sole power to dispose or to direct the
                                disposition of                                  400,368
                          (iv)  shared power to dispose or to direct the
                                disposition of                                  342,215

                                Page 3 of 4 Pages

Item  5. Ownership of Five Percent or Less of a Class.
             Not Applicable.

Item  6. Ownership of More than Five Percent on Behalf of Another Person.
             Not Applicable       X
             Response to this Item is contained on the separate sheet(s) attached hereto

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
               Being Reported on By the Parent Holding Company.
               Not Applicable.

Item  8. Identification and Classification of Members of the Group.
               Not Applicable.

Item  9. Notice of Dissolution of Group.
               Not Applicable.

Item 10. Certification.

                           After reasonable inquiry and to the best of my
                  knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  February 9, 2001
                  Date

                  /s/ James C. Gorman
                  Signature

                  James C. Gorman, Chairman
                  Name/Title



                               Page 4 of 4 Pages